UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 15, 2015

Commission File Number: 001-37423

Biotie Therapies Oyj

(Exact name of registrant as specified in its charter)

Biotie Therapies Corp.

(Translation of registrant’s name into English)

Joukahaisenkatu 6, FI-20520

 Turku, Finland

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTIE THERAPIES CORP.
Date:	June 15, 2015	By:	/s/ Timo Veromaa
			Name:	Timo Veromaa
			Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Stock Exchange Release dated June 12, 2015 (5:15 p.m. EET): Change in the number of votes relating to Biotie Therapies Corp.’s shares
99.2	Stock Exchange Release dated June 12, 2015 (5:30 p.m. EET): Biotie Announces Exercise of Over-allotment Option
99.3	Stock Exchange Release dated June 12, 2015 (10:15 p.m. EET): Notification according to Chapter 9, Section 5 of the Finnish Securities Markets Act
99.4	Stock Exchange Release dated June 12, 2015 (10:45 p.m. EET): Notification according to Chapter 9, Section 5 of the Finnish Securities Markets Act